

Mail Stop 3561

June 27, 2018

Via E-mail
Mr. Michael Brosnan
Chief Financial Officer and
Member of the Management Board of
Fresenius Medical Care Management AG
Else-Kroener-Strasse 1
61352 Bad Homburg
Germany

> Re: **Fresenius Medical Care AG & Co. KGaA**
> **Form 20-F for Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 001-32749**

Dear Mr. Brosnan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2017

Audited Consolidated Financial Statements, page F-1

1.   We note that you presented U.S. GAAP financial statements in your Form 20-F for the year ended December 31, 2016 and that you presented IFRS as Issued by the IASB financial statements in your December 31, 2017 Form 20-F. We further note that you adopted IFRS prior to December 31, 2017 and are not a first time adopter of IFRS as defined in Appendix A of IFRS 1. Please tell us what consideration you gave to providing disclosures to inform U.S. investors about the changes in the basis of presentation, such as a reconciliation from U.S. GAAP to IFRS as Issued by the IASB, for the comparative balance sheet date and comparative income statement periods preceding the most recent fiscal year, December 31, 2017.

Note 1 – The Company, basis of presentation and significant accounting policies
a) Principles of consolidation and composition of the group, page F-11

2.   You disclose that a portion of your non-controlling interests are subject to put provisions and the purchase price was initially recognized as a liability with subsequent changes recorded as a reclassification between liabilities and equity. Please provide us an analysis of your accounting for these put provisions, including references to the specific paragraphs of IAS 32, or other relevant literature, in support of your response.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, with any questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Account
Office of Beverages, Apparel, and
Mining